November 20, 2007

Ms. Angela Crane, Branch Chief

Mr. Kevin Kuhar, Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Via U.S. Mail and Facsimile to (202) 772-9218

Re:   Lattice Semiconductor Corporation

Form 10-K for the fiscal year ended December 30, 2006

File No. 0-18032

Dear Ms. Crane and Mr. Kuhar:

Lattice Semiconductor Corporation (the “Company” or “Lattice”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to Mr. Jan Johannessen, the Chief Financial Officer of the Company, dated November 6, 2007, regarding the above referenced documents.

For your convenience, we have numbered the responses to correspond to the comments in the Staff’s letter and have incorporated the Staff’s comments in bold typeface before each of the Company’s responses. In the following discussion, the words “we,” “us” and “our” refer to the Company.

Form 10-K for the Fiscal Year-Ended December 30, 2006

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

Exhibit 31.1

1.              We see that the original Section 302 certification of your Chief Executive Officer improperly omits paragraph 5(b). Please file an amendment to your Form 10-K to provide new, corrected Section 302 certifications. We would not object to the filing of an abbreviated amendment to the periodic report to provide the corrected certification if the abbreviated amendment consists of at least the following:

•                  a cover page,

•                  an explanatory note,

•                  controls and procedures disclosure (Item 9A in this case of Form 10-K), and,

•                  new, corrected Section 302 certifications with first, second, fourth, and fifth paragraphs (the third paragraph of the certification may be omitted if the abbreviated amendment does not include financial statements of other financial information).

We confirm that the Section 302 certification of our Chief Executive Officer improperly omits paragraph 5(b) on our Form 10-K filed on March 8, 2007, which was caused by the failure of our financial printer to properly convert our submitted word document (which contained paragraph 5(b) in the Chief Executive Officer certification) to a HTML version, and an inadvertent oversight while proof reading the printer copy.  Accordingly, in accordance with the Staff’s instructions, we have filed an abbreviated amended Form 10-K/A which contains (i) a cover page, (ii) an explanatory note explaining the reason for the amendment, (iii) the controls and procedure disclosure required by Item 9A of Form 10-K, and (iv) new, corrected Section 302 certifications prepared as described in the Staff’s comments.

We believe these changes are responsive to the Staff’s foregoing comments. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (503) 268-8802.

Sincerely,
/s/ Jan Johannessen
Jan Johannessen
Senior Vice President
Chief Financial Officer